                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           First Mutual Bancorp, Inc.

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                                (Name of Issuer)


                     Common Stock, $.10 par value per share

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                         (Title of Class of Securities)

                                   320941 10 7

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                                 (CUSIP Number)

                                Jackson W. Moore
                                    President
                           Union Planters Corporation
                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-6000

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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 2, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 320941 10 7                  13D


================================================================================================================
1                 Name of Reporting Person:  Union Planters Corporation
                  S.S. or I.R.S. Identification No. of Above Person:  62-0859007

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2                 Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)  [ ]
                  (b)  [ ]

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3                 SEC Use Only

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4                 Source of Funds (See Instructions):  WC; 00

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5                 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

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6                 Citizenship or Place of Organization:

                  Tennessee

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                  7        Sole Voting Power:
 Number of
 Shares                             *
 Beneficially
 Owned by         ----------------------------------------------------------------------------------------------
 Each Reporting
 Person With      8        Shared Voting Power:

                                    0*

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                  9        Sole Dispositive Power:

                                    *

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                  10       Shared Dispositive Power:

                                    0*

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11                Aggregate Amount Beneficially Owned by Reporting Person:

                                    *

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12                Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

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13                Percent of Class Represented by Amount in Row 11:

                                    16.6%**

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14                Type of Reporting Person (See Instructions):

                                    CO

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


*The shares that are the subject of this filing are purchasable by Union Planters Corporation ("UPC") upon exercise of an option (the "Option") issued to UPC on July 2, 1998, and described in Item 4 of this report. Prior to the exercise of the Option, UPC is not entitled to any rights as a shareholder of First Mutual Bancorp, Inc. ("Mutual") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. UPC expressly disclaims beneficial ownership of any of the shares of common stock of Mutual which are purchasable by UPC upon exercise of the Option.

**The percentage indicated represents the percentage of the total outstanding shares of common stock of Mutual as of July 2, 1998, taking into consideration the 702,583 shares of Mutual common stock issuable pursuant to the Option. For the reasons discussed in the footnote above, UPC expressly disclaims beneficial ownership of any of the shares of common stock of Mutual which are purchasable by UPC upon exercise of the Option.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock of Mutual, $.10 par value per share, ("Mutual Common Stock"). Mutual is a Delaware corporation whose principal executive offices are located 135 East Main Street, Decatur, Illinois 62523.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by UPC, a Tennessee chartered bank holding company whose principal executive offices are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

                  To the best of UPC's knowledge, during the last five years, neither UPC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPC.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  It is presently anticipated that shares of Mutual Common Stock as described in Item 4 would be purchased with working capital funds of UPC.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to an Agreement and Plan of Reorganization, dated as of July 2, 1998 (the "Agreement"), by and between UPC and Mutual, and in consideration thereof, Mutual issued an option to UPC on July 2, 1998 (the "Option") to purchase, under certain conditions, up to 702,583 shares of Mutual Common Stock, at a purchase price of $18.50 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to UPC pursuant to a Stock Option Agreement, dated as of July 2, 1998 (the "Option Agreement"), between UPC and Mutual.

                  The Agreement provides, among other things, for the merger of Mutual with and into Union Planters Holding Corporation ("UPHC"), a wholly-owned, first-tier subsidiary of UPC, with UPHC as the corporation surviving the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of Mutual's shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Mutual Common Stock (excluding shares held by Mutual, or UPC, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into a fraction of a share of the common stock of UPC, $5.00 par value per share ("UPC Common Stock") equal to the quotient obtained by dividing (i) $18.50 by
(ii) the average of the daily last sales prices of UPC Common Stock as reported on the New York Stock Exchange, Inc. ("NYSE") for the 20 consecutive full trading days in which such shares are traded on the NYSE preceding the third business day prior to the Closing Date (as defined in the Agreement), subject to possible adjustment under certain circumstances as set forth in the Agreement (the "Exchange Ratio"). Each share of UPC Common Stock issued in connection with the Merger upon conversion of Mutual Common Stock shall be accompanied by a UPC Right (as defined in the Agreement).

                  If (i) UPC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, UPC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

                  (a) Mutual shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UPC or any subsidiary of UPC) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving Mutual or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20 percent or more of the consolidated assets of Mutual and its subsidiaries, or (3) the issuance, sale or other disposition or 20 percent or more of the voting securities of Mutual or any of its subsidiaries; or

                  (b) any third party (other than UPC or any subsidiary of UPC) acquires, or obtains the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Mutual Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time (as defined in the Agreement); (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or covenant by Mutual (a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (defined in the Option Agreement as (A) the commencement by any third party of a tender or exchange offer to purchase 15 percent or more of the outstanding shares of Mutual Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the shareholders of Mutual to approve the Agreement, the failure to hold a meeting of the Mutual shareholders to approve the Agreement, or the withdrawal or modification in a manner adverse to UPC, of the recommendation of Mutual's Board of Directors with respect to the Agreement); (iii) 18 months after the termination of the Agreement by UPC pursuant to a Default Termination; or (iv) 18 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

                  At the request of UPC at any time, beginning on the first occurrence of certain events, including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of Mutual Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, Mutual will repurchase from UPC (i) the Option, and
(ii) all shares of Mutual Common Stock purchased by UPC pursuant to the Option Agreement, at a specified price.

                  Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Mutual with, or sale by Mutual of substantially all of its assets to, a third party (other than UPC or a subsidiary of UPC), the Option must be converted into, or exchanged for, an option, at the election of UPC, of another corporation or Mutual (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

                  A copy of the Agreement, including the Option Agreement and other exhibits, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.           INTEREST IN SECURITIES OF MUTUAL.

                  The 702,583 shares of Mutual Common Stock which are purchasable by UPC upon exercise of the Option are equal to approximately 19.9 percent of Mutual Common Stock, based on the 3,530,570 shares of Mutual Common Stock issued and outstanding on July 2, 1998, before taking into consideration the 702,583 shares of Mutual Common Stock that would be issued pursuant to the Option.

                  The Option Agreement contains anti-dilution provisions which provide that the number of shares of Mutual Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Mutual Common Stock or the subdivision or reclassification of Mutual Common Stock, as set forth in the Option Agreement. If any additional shares of Mutual Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option) shall be adjusted so that such number of shares following such issuance shall not exceed 19.9 percent of the number of shares of Mutual Common Stock then issued and outstanding without giving effect to the Option.

                  UPC expressly disclaims any beneficial ownership of the shares of Mutual Common Stock which are purchasable by UPC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

                  Other than as set forth in this Item 5, to the best of UPC's knowledge (i) neither UPC nor any subsidiary or affiliate of UPC or any of its or their executive officers or directors beneficially owns any shares of Mutual Common Stock, and (ii) there have been no transactions in the shares of Mutual Common Stock effected during the past 60 days by UPC, nor to the best of UPC's knowledge, by any subsidiary or affiliate of UPC or any of its or their executive officers or directors.

                  No other person is known by UPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Mutual Common Stock obtainable by UPC upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MUTUAL.

                  Other than the Agreement, including the Option Agreement, a copy of which is incorporated by reference herein, to the best of UPC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Mutual.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The Agreement, including the Option Agreement, is filed herewith as Exhibit 1.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  UNION PLANTERS CORPORATION


Date: July 10, 1998               By: /s/ M. Kirk Walters
                                     -------------------------------------------
                                     M. Kirk Walters
                                     Senior Vice President, Treasurer, and Chief
                                     Accounting Officer

                               APPENDIX TO ITEM 2


=================================================================================================================
                                                                         PRINCIPAL OCCUPATION OR NAME OF
                                          POSITION WITH                  BUSINESS, PRINCIPAL BUSINESS AND
         NAME                       UNION PLANTERS CORPORATION              PRINCIPAL BUSINESS ADDRESS
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
Albert M. Austin                     Director                              Chairman
                                                                           Cannon, Austin and Cannon, Inc.
                                                                           (real estate)
                                                                           Suite 200
                                                                           6685 Poplar Avenue
                                                                           Germantown, TN 38138
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Marvin E. Bruce                      Director                              Director and Chairman
                                                                           TBC Corporation
                                                                           (marketer/distributor of auto
                                                                             replacement products)
                                                                           476 West Racquet Club Place
                                                                           Memphis, TN 38117
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George W. Bryan                      Director                              Senior Vice President
                                                                           Sara Lee Corporation
                                                                           (Meat Group Division, meat processor
                                                                             and packagor)
                                                                           Suite 300
                                                                           8000 Centerview Parkway
                                                                           Cordova, TN 38018
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James A. Gurley                      Executive Vice President and          Executive Vice President and Senior
                                     Senior Risk Management Officer        Risk Management Officer
                                                                           Union Planters Corporation and Union
                                                                             Planters Bank, National Association
                                                                             ("UPBNA")
                                                                           7130  Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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James E. Harwood                     Director                              President
                                                                           Sterling Equities
                                                                           (provider of advisory services and
                                                                             capital to small businesses)
                                                                           Suite 124
                                                                           845 Crossover Lane
                                                                           Memphis, TN 38117
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Parnell S. Lewis, Jr.                Director                              President
                                                                           Anderson-Tully Company
                                                                           (hardwood lumber products)
                                                                           1242 North Second Street
                                                                           Memphis, TN 38101
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C.J. Lowrance, III                   Director                              President
                                                                           Lowrance Brothers & Company, Inc.
                                                                           (planter)
                                                                           Highway 61
                                                                           Driver, AR 72329
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

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Jackson W. Moore                     President, Chief Operating            President and Chief Operating Officer
                                     Officer and Director                  Union Planters Corporation and
                                                                             UPBNA
                                                                           7130 Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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Stanley D. Overton                   Director                              Retired; Former Chairman of Union
                                                                             Planters Bank of Middle Tennessee,
                                                                             N.A. (bank)
                                                                           7 Warwick Lane
                                                                           Nashville, TN 37205
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J.W. Parker                          Executive Vice President and          Executive Vice President and Chief
                                     Chief Financial Officer                 Financial Officer
                                                                           Union Planters Corporation and
                                                                             UPBNA
                                                                           7130 Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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Benjamin W. Rawlins, Jr.             Chairman of the Board                 Chairman of the Board and Chief
                                                                             Executive Officer
                                                                           Union Planters Corporation and
                                                                             UPBNA
                                                                           7130 Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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V. Lane Rawlins                      Director                              President
                                                                           University of Memphis
                                                                           341 Administration Building
                                                                           Memphis, TN 38152
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Donald F. Schuppe                    Director                              DFS Service Company (consulting)
                                                                           6448 Wynfrey Place
                                                                           Memphis, TN 38120
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J. Armistead Smith                   Executive Vice President and          Executive Vice President and Senior
                                     Senior Lending Officer                  Lending Officer
                                                                           Union Planters Corporation and
                                                                             UPBNA
                                                                           7130 Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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David M. Thomas                      Director                              Retired; Former President of Magnolia
                                                                             Federal Bank for Savings (bank)
                                                                           1765 Camellia Drive
                                                                           Greenville, MS 38701
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Richard A. Trippeer, Jr.             Director                              President
                                                                           R.A. Trippeer, Inc.
                                                                           (investments)
                                                                           Suite 300
                                                                           5865 Ridgeway Center Parkway
                                                                           Memphis, TN 38120
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

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
M.K. Walters                         Senior Vice President, Chief Ac       Senior Vice President, Chief Account
                                     counting Officer and Treasurer        ing Officer, Treasurer
                                                                           Union Planters Corporation and
                                                                             UPBNA
                                                                           7130 Goodlett Farms Parkway
                                                                           Memphis, TN 38018
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Spence L. Wilson                     Director                              President
                                                                           Kemmons Wilson, Inc.
                                                                           (provider of management advisory
                                                                             services and venture capital,
                                                                             developer of residential and
                                                                             commercial real estate, and thrift
                                                                             holding company)
                                                                           1629 Winchester Road
                                                                           Memphis, TN 38116
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